Exhibit 99.1

China Rapid Finance Names Former Hewlett Packard Executive as Co-CEO

Appointment Adds Fortune 500 Talent to Leadership Team

SHANGHAI, September 25, 2018 -- China Rapid Finance Limited (“XRF” or the “Company”) (NYSE: XRF), a leading consumer finance marketplace and technology platform in China, today announced the expansion of its leadership team with the appointment of Russell Krauss, a former Hewlett-Packard executive, as Co-Chief Executive Officer and Vice Chairman.  The appointment is intended to help accelerate its strategic corporate transformation as it launches new initiatives and business lines.

“Executing our strategic plan with Mr. Krauss’ leadership is the best way to accelerate XRF’s corporate transformation and build long-term shareholder value,” said Zane Wang, Ph.D., the Company’s founder, Chairman and Co-Chief Executive Officer.  We are delighted to expand Mr. Krauss’ role at our Company.  This important addition to our senior executive team affirms our commitment to build a world-class company.  Russ is a highly regarded operational leader within the global technology industry, and brings extensive skills and experience to his role at XRF.  We anticipate an outstanding contribution from him.”

“During this period of market and regulatory change, we continue to emphasize attracting and retaining the industry’s top talent,” Dr. Wang continued.  “We see a unique opportunity to strengthen our position as a leading technology-driven platform within our industry.  Mr. Krauss will help us accelerate this corporate transformation as we launch a series of new initiatives.”

Mr. Krauss brings with him more than two decades of proven P&L leadership experience and an impressive track record of implementing innovative initiatives at major technology ventures and Fortune 500 companies, including technology giant Hewlett-Packard.  Prior to taking on the current Co-CEO role, Mr. Krauss has served on the XRF Board since 2016 as an independent non-executive director.

Mr. Krauss was Senior Vice President and Managing Director at Hewlett-Packard (“HP”, then “Hewlett Packard Enterprise”), where he oversaw business operations for one of HP’s largest businesses and drove significant value for both clients and shareholders through major transformation initiatives.  He also served as Senior Vice President, overseeing Accounts and Business Operations for DXC Technology, where he led the enterprise-wide client operations, and oversaw top accounts for the $20 billion business.  Previously, Mr. Krauss was the Chief Information Officer and Vice President for the New York Power Authority, the largest non-federal utility in the U.S., where he was a leader of one of the nation’s “Top 10 Critical Infrastructure” entities and led the $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history.  Mr. Krauss also served as a CIO both at Westinghouse Electric Corporation and United Technologies Corporation divisions.  He received his MBA from University of New Haven and his Bachelor’s degree in Computer Science from the State University of New York (SUNY).

About China Rapid Finance

Exhibit 99.1

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for returning borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.

For more information:

http://ChinaRapidFinance.InvestorRoom.com

http://twitter.com/XRFChina

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Exhibit 99.1

Investor Relations Contacts:

In China:

China Rapid Finance
Marlene Pan
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com